Exhibit (a)(1)(B)
INDIVIDUAL STATEMENT OF OPTIONS
[Employee Name]
ID: [Employee ID]
Photon Dynamics, Inc. is offering eligible employees the opportunity to exchange certain outstanding stock options for restricted stock units on a grant-by-grant basis. The restricted stock units will be granted under the 2005 Equity Incentive Plan. You will receive restricted stock units that will represent the right to receive shares of our common stock upon vesting. You may be eligible to participate in this offer because you have outstanding stock options with an exercise price per share that is greater than U.S. $15.17 and you are currently employed by Photon Dynamics, Inc. or one of its subsidiaries. Options eligible for exchange will have an exercise price per share that is greater than U.S. $15.17. Participation in this offer is voluntary, and you are under no obligation to tender any of your eligible stock options for exchange. For full details of Photon’s option exchange program, please refer to the Offer to Exchange and supporting documents previously provided to you or available for viewing and printing on the “Photon Option Exchange Offer” intranet portal website at http://corp.
The following information highlights some of the key requirements for participation in the offer. It should be read in conjunction with the complete terms and conditions of the offer contained in the Offer to Exchange. Once you’ve reviewed the following information and the Offer to Exchange, you must then complete an Election Form (Blue Form) to participate in the exchange offer. On this page, you may make a grant-by-grant election of whether or not you wish to tender your stock options.
Your completed Election Form (Blue Form) must be received by Photon (by the methods set forth below) no later than 9:00 p.m. U.S. Pacific Time, April 16, 2007. You may withdraw your election at any point during the election period by submitting an online or paper form of Notice of Withdrawal (Green Form). If you do not properly submit your election by the deadline, no action will be taken with respect to your stock options, which will remain outstanding under their current terms and conditions. All decisions are final as of 9:00 p.m., U.S. Pacific Time, April 16, 2007.
Your Eligible Stock Options
Below is a summary of your eligible stock options, the associated exchange ratio for each option, the number of restricted stock units you would be granted in the exchange and the total vesting period of the restricted stock units.

Number of
							Restricted	Restricted
Grant		Price	Outstanding	Vested	Unvested	Exchange	Stock Units	Stock Units
Number	Grant Date	(USD)	Options	Options [1]	Options [2]	Ratio[3]	to receive [4]	Vesting Period

[1]	Represents the number of shares that are vested and unexercised as of the offer date.

[2]	Represents the number of shares that are unvested as of the offer date.

[3]	The ratio of eligible option shares to be canceled to restricted stock units to be granted. 3:1 ratio means you will receive one (1) restricted stock unit for every three (3) option shares surrendered.

[4]	The number of restricted stock units that would be granted in exchange for an eligible option grant.

If You Choose to Participate

If you choose to exchange a stock option grant through this program, you will surrender all unexercised shares in that grant (partial exchanges are not allowed). For each eligible option grant you elect to exchange, you will receive a new restricted stock unit, based on your option grant’s associated exchange ratio. Your new restricted stock unit award(s) represents the right to receive shares of Photon Dynamics, Inc. common stock once you meet the vesting requirements. The specific vesting schedule of each restricted stock unit award will depend on the vested status on March 19, 2007 of the eligible option that you exchange. These vesting schedules are described in detail in the Offer to Exchange.
You should be aware that you will have taxable income in connection with an award of restricted stock units. In most countries in which our employees reside, income will be recognized at the time when those rights vest. However, the tax consequences of participating in the offer and receiving restricted stock units will depend on the tax laws of the country or countries in which you are a resident for tax purposes. All employees are urged to review the summary of the tax consequences of participating in the exchange program contained in the Offer to Exchange.
If You Choose Not to Participate
If you choose not to participate in the exchange, you will keep your current stock option grants, you will not receive restricted stock units and your outstanding stock options will retain their current vesting provisions, exercise price and other terms. Again, participation in this program is completely voluntary, and you are under no obligation to participate.
What Do You Need To Do?
Once you have reviewed this statement and the Offer to Exchange, along with the other option exchange program materials, if you wish to participate in the exchange we must receive your completed Election Form (Blue Form) before 9:00 p.m., U.S. Pacific Time, April 16, 2007. You may complete and submit your election to participate in the exchange through any of the following methods:
•	Paper Submission of Your Election Form: Print a copy of the Election Form (Blue Form) the “Photon Stock Option Exchange Offer” at the intranet portal website at http://corp. Print, sign and date the completed Election Form (Blue Form), and return it through one of the following three delivery methods:

Þ	Via electronic delivery:	Scan the completed and signed Election Form (Blue Form) and email it to RSUACCEPT@Photondynamics.com;

Þ	Via facsimile:	Photon Dynamics, Inc., Attn. Carl C. Straub Jr. +1 (408) 360-3559

Þ	Via mail, courier or: hand delivery	Attn: Option Exchange c/o Carl C. Straub Jr. Photon Dynamics, Inc. 5970 Optical Court San Jose, CA 95138-1400 USA
Your acceptance of our offer will be effective on the date Photon receives your online or paper submission by any of the methods described above. It is your responsibility to ensure that your election is received by Photon by the deadline.
About This Program
For a complete description of the terms and conditions of the offer, please review the Offer to Exchange, available on the Photon Stock Option Exchange intranet portal website at http://corp. If you still have questions after reviewing this Individual Statement of Options, the Offer to Exchange and all related information, please send an email to RSUEXCHANGE@Photondynamics.com.

Participation in this program involves a number of potential risks described in the Offer to Exchange. Since the stock’s future market price is unpredictable, eligible employees should carefully consider these risks. If you choose to participate, it is possible that your stock options would ultimately have had a greater value than the restricted stock units you receive under this offer. Employees are urged to carefully consider these risks. We recommend that you speak with your own financial and tax advisors before deciding whether or not to participate in the offer.